

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Mr. Fritz L. LaPorte
Chief Financial Officer
Mako Surgical Corporation
2555 Davie Road
Ft. Lauderdale, Florida 33317

   Re: Mako Surgical Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 10, 2010
     File No. 001-33966

Dear Mr. LaPorte:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Jeff Jaramillo
       Accounting Branch Chief